SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-9756

NOTIFICATION OF LATE FILING

(Check one):	( ) Form 10-K	( ) Form 11-K	( ) Form 20-F
	(x) Form 10-Q	( ) Form N-SAR

	For period ended:	September 30, 2003

( ) Transition Report on Form 10-K
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q
( ) Transition Report on Form N-SAR

For the transition period ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

     PART I

     REGISTRANT INFORMATION

Full name of registrant:	RIGGS NATIONAL CORPORATION

Former name if applicable:

Address of principal executive office (Street and Number):		1503 Pennsylvania Avenue, NW

City, State and Zip Code:	Washington, DC 20005

PART II

RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

(X)	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

( )	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On November 7, 2003, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. 150-3, which nullifies conclusions reached by the FASB in SFAS 150 (“Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity”) and defers the effective date for the classification and measurement requirements of SFAS 150. The registrant learned of Staff Position No. 150-3 on November 12, 2003 through its accountants. Since the registrant had already followed SFAS 150 for internal reporting purposes, Staff Position No. 150-3 will require significant effort by the registrant to recast in the registrant’s Form 10-Q for the quarter ended September 30, 2003 the financial statements, related notes and management’s discussion and analysis.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Steven T. Tamburo	202	835-4478

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(X) Yes	( ) No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes	(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RIGGS NATIONAL CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2003	By: /s/ Steven T. Tamburo
Name: Steven T. Tamburo
Title: Treasurer
(Chief Financial Officer)